This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of El Sub, Inc. and EarthLink, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by

EL Sub, Inc.
a wholly-owned subsidiary of
EarthLink, Inc.

All of the Outstanding Shares of Common Stock
of
PeoplePC Inc.
at
$.0171 (subject to adjustment up to $0.0245) net per share

        EL Sub, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("Purchaser's Parent"), is offering to purchase all of the issued and outstanding shares of common stock, $.0001 par value per share ("Shares") of PeoplePC Inc., a Delaware corporation (the "Company") at a purchase price of $.0171 per Share, net to the seller in cash, without interest thereon, subject to adjustment up to $0.0245 per Share (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2002 ("Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is conditioned upon a majority of the Shares outstanding (assuming full exercise of all currently exercisable options, rights and convertible securities with an exercise price less than the per share Purchase Price, the "Fully Diluted Shares") being tendered (the "Minimum Condition"). The Offer is also subject to certain other conditions. See Section 15 of the Offer to Purchase.

          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 17, 2002, UNLESS THE OFFER IS EXTENDED.

        Purchaser, Purchaser's Parent and the Company entered into an Offer Agreement, dated June 9, 2002 (the "Offer Agreement") through which any Shares not acquired through the Offer will be acquired by merger (the "Merger"). The board of directors of the Company has unanimously approved the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger are advisable and fair to and in the best interests of, the stockholders of the Company, and recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

        Purchaser's Parent has entered into stockholder agreements with the directors and certain officers and stockholders of the Company, representing approximately 89% of the Fully Diluted Shares, pursuant to which such stockholders have agreed to tender their shares into the Offer.

        As soon as practicable following the Expiration Date (as defined below), if at least a majority of the Shares are properly tendered and not properly withdrawn prior to the Expiration Date and subject to the other conditions to the Offer, the Purchaser will purchase all Shares properly tendered and not properly withdrawn prior to the Expiration Date, at the Purchase Price, subject to the terms and the conditions of the Offer. The term "Expiration Date" means 12:00 A.M. midnight, New York City time, on Wednesday, July 17, 2002, unless and until the Purchaser extends the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Purchaser, shall expire. The Purchaser does not currently intend to include a subsequent offer period for the Offer, but may ultimately decide to do so. If the Purchaser includes a subsequent offer period, it will purchase the Shares tendered in the Offer, and provide an additional three (3) to twenty (20) business days during which stockholders may tender, but not withdraw, their Shares.

        If the Minimum Condition is not met the Purchaser is required to extend the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company (the "Depositary") and making a public announcement thereof before 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, to August 31, 2002 at the latest. The Purchaser is obligated to extend the Offer in certain circumstances on the terms and conditions set forth in the Offer Agreement.

        For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary, along with the Letter of Transmittal, or such Shares must be tendered pursuant to the procedure for book-entry transfers set forth in the Offer to Purchase (and a Book-Entry Confirmation (as defined in the Offer to Purchase) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth in the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted. The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, is at the election and sole risk of the tendering stockholder, and Shares will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. For additional information regarding the tendering of Shares, see Section 3 of the Offer to Purchase.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Purchaser after the Expiration Date, and may also be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, July 17, 2002. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry tender set forth in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

        The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general a stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer. For additional information related to United States federal income tax consequences of tendering Shares, refer to Section 5 of the Offer to Purchase.

        The Purchaser is making the Offer because the Purchaser desires to acquire control of, and the entire equity interest in, the Company.

        The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any tenders are made. The information required to be disclosed by Rule 14d-6(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on the Company's stockholder list and are being furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and addresses set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be obtained from the Information Agent and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
 CALL TOLL-FREE (800) 322-2885

June 19, 2002